We need your vote!

You can make a difference!

What to do now:

1              Read the enclosed Proxy Statement.

2              Review the voting instructions provided.

3              VOTE!

Three easy ways to vote:

1              Call the toll-free number on your proxy ballot card from a touch-tone telephone.

2              Log on to www.proxyvote.com.

3              Mail your completed proxy ballot card.

Voting by phone or Internet is available 24 hours a day, 7 days a week.

Answers to questions about proposed changes to the Strategic Partners Capital Growth Fund

The Board of Directors of the Strategic Partners Capital Growth Fund is recommending its merger into the Jennison Conservative Growth Fund to create what is expected to be a larger, more efficient fund. This packet provides additional information about the pro-posed merger. The Board recommends that you vote to approve the proposal.

Please read the enclosed materials and vote your shares as soon as possible. Your quick response will help us hold down communications costs. The three methods for voting your shares are noted above to make it as easy as possible for you.

What’s Inside
Answers to your questions about the merger proposal	2-3
Supplements to the prospectus	4-8

Mutual Funds from Prudential Financial

Here are answers to some questions you may have that should be reviewed along with the enclosed proxy materials.

What proposal am I being asked to vote on?

Shareholders of the Strategic Partners Capital Growth Fund are being asked to approve a proposal for the acquisition of all of its assets by the Jennison Conservative Growth Fund.

Why is the Board proposing this?

After a thorough review, we have reached the difficult conclusion that the Strategic Partners fund family does not offer the potential scale to remain an effective long-term investment solution for shareholders. Thus we will be combining Strategic Partners mutual funds into the much larger JennisonDryden mutual fund family. Merging your Fund into the Jennison Conservative Growth Fund is expected to result in a larger fund with potentially lower expenses that will continue to provide exposure to common stocks of large companies with the potential for capital appreciation. The accompanying combined proxy statement and prospectus includes a detailed description of the proposal and its expected benefits to shareholders.

Do the Funds have similar investment objectives and policies?

The investment objectives and policies of the Funds are similar. The investment objective of the Strategic Partners Capital Growth Fund is to seek capital growth, while the investment objective of Jennison Conservative Growth Fund is long-term capital appreciation. The differences are merely verbal. The Strategic Partners Capital Growth Fund pursues its objective by investing primarily in the common stocks of large companies that are selected for their growth potential, while Jennison Conservative Growth Fund seeks to invest in medium to large companies experiencing some or all of the following: above-average revenue and earnings per share growth, strong market position, improving profitability and distinctive attributes such as unique marketing abil-ity, strong research and development, differentiated product or service, and financial strength. No assurance can be given that any fund will achieve its investment objective.

How do the expenses of the Funds compare?

The pro forma annual net operating expense ratio for the Jennison Conservative Growth Fund was lower than the annual net operating expense ratio for the Strategic Partners Capital Growth Fund on January 31, 2006. The ratio for Jennison Conservative Growth Fund (Class A) was 1.24%; the ratio for Strategic Partners Capital Growth Fund (Class A) was 1.50%. Shareholders of the Fund are generally expected to realize a reduction in net and gross operating expense ratios as a result of the transaction.

Is the transaction a taxable event for federal income tax purposes?

We do not expect the transaction to result in a taxable gain or loss for U.S. federal income tax purposes. See the proxy statement and prospectus for more information.

How will you determine the number of shares of the Jennison Conservative Growth Fund that I receive?

As of the close of business of the New York Stock Exchange (NYSE) on the transaction date, you will receive whole and fractional shares of the equivalent class of the Jennison Conservative Growth Fund equal to the dollar value of your shares in the Strategic Partners Capital Growth Fund. The transaction is expected to occur after shareholder approval and the satisfaction of certain closing conditions (probably in 2007).

What if there are not enough votes to reach a quorum by the scheduled shareholder meeting dates?

If we do not receive enough votes to hold a meeting for your Fund, we or D.F. King & Co., Inc., the proxy solicitation firm for the transaction, may contact shareholders who have not yet voted to encourage them to vote. If there are not enough votes to approve a proposal by the time of a meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker handle this?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote. However, the Strategic Partners Capital Growth Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy ballot card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If sufficient votes for a quorum have not been obtained, the Strategic Partners Capital Growth Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Fund will only take such action if it believes that its action will result in sufficient shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share you own of the Fund on the record date, which is September 1, 2006.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone or by Internet at www.proxyvote.com, or just complete and mail back the enclosed proxy ballot card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card. Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration. All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

Mutual funds are distributed by Prudential Investment Management Services LLC, a Prudential Financial company and member SIPC.
NS02122
Mutual Funds from Prudential Financial

STRATEGIC PARTNERS STYLE SPECIFIC FUNDS

Jennison Conservative Growth Fund

Supplement dated October 21, 2005

to

Prospectus and Statement of Additional Information dated September 29, 2005

The discussion in the Prospectus under “How the Fund is Managed” entitled “Subadviser and Portfolio Managers” is hereby revised by deleting Spiros Segalas as a Portfolio Manager.

Michael A. Del Balso is hereby added as a portfolio manager for the Fund.  Accordingly, the discussion in the Prospectus under “How the Fund is Managed” entitled “Subadviser and Portfolio Managers” is revised by replacing the existing information, and substituting the following:

Jennison Associates LLC is the subadviser for the Fund. Its address is 466 Lexington Avenue, New York, NY 10017. As of August 31, 2005, Jennison had approximately $69 billion in assets under management. Jennison has served as an investment advisor since 1969, and has advised investment companies since 1990.

Jennison typically follows a team approach in the management of its portfolios, while seeking to preserve individual accountability with respect to a particular portfolio.  The teams are generally organized along product strategies (e.g., large cap growth, large cap value) and meet regularly to review the portfolio holdings and discuss purchase and sales activity of all accounts in the particular product strategy.  Blair A. Boyer, Kathleen A. McCarragher and Michael A. Del Balso are the portfolio managers of the Fund.  Mr. Boyer generally has final authority over all aspects of the Fund’s investment portfolio, including but not limited to, purchases and sales of individual securities, portfolio construction, risk assessment, and management of cash flows.

The portfolio managers for the Fund are supported by members of Jennison’s Large Cap Growth Equity Team and Large Cap Value Teams, which are comprised of other portfolio managers, research analysts and other investment professionals of Jennison.  Team members provide research support and make securities recommendations and support the portfolio managers in all activities.  Members of the team may change from time to time.

Mr. Boyer is an Executive Vice President of Jennison, which he joined in 1993. In January 2003, Mr. Boyer joined the growth equity team, after co-managing international equity portfolios since joining Jennison. During his tenure as an international equity portfolio manager, he managed the Jennison International Growth Fund from its inception in March 2000. Mr. Boyer managed international equity portfolios at Bleichroeder from 1989 to 1993. Prior to that, he was a research analyst and then a senior portfolio manager in the Verus Capital division at Bleichroeder. Mr. Boyer graduated from Bucknell University in 1983 with a B.A. in Economics. He received an M.B.A. in Finance from New York University in 1989.

Kathleen A. McCarragher joined Jennison in 1998 and is an Executive Vice President at Jennison. She is also Jennison’s Head of Growth Equity. Prior to joining Jennison, she was employed at Weiss, Peck & Greer L.L.C. as a managing director and director of large cap growth equities for six years. Ms. McCarragher received her B.B.A. degree from the University of Wisconsin and her M.B.A. from Harvard University.

Michael A. Del Balso joined Jennison in 1972 and is currently an Executive Vice President at Jennison.  He is also Jennison’s Director of Research for Growth Equity.  Mr. Del Balso is a graduate of Yale University and received his M.B.A. from Columbia University.  He is a member of The New York Society of Security Analysts, Inc.

The discussion in the Statement of Additional Information under “Investment Advisory and Other Services” entitled “Portfolio Managers” is hereby revised by deleting all references and information pertaining to Spiros Segalas.

The discussion under “Investment Advisory & Other Services” in the Statement of Additional Information entitled “Portfolio Managers” is hereby amended by adding information pertaining to Michael A. Del Balso, as set forth below:

Conservative Growth Fund

A.            Other Accounts Managed by Portfolio Managers

Portfolio Manager(s)	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Michael A. Del Balso	15 registered mutual funds with $10,414,309,000 in total assets under management	5 Other Pooled Investment Vehicles with $1,426,826,000 in total assets under management	17 Other Accounts with $1,365,797,000 in total assets under management*

*Other Accounts excludes the assets and number of accounts in wrap fee programs that are managed using three model portfolios.

B.            Portfolio Manager Securities Ownership

Portfolio	Portfolio Manager	Securities Ownership
Conservative Growth Fund	Michael A. Del Balso	None

MF503C1

Jennison 20/20 Focus Fund

Jennison Blend Fund, Inc.

Jennison Natural Resources Fund, Inc.

Jennison Small Company Fund, Inc.

Jennison U.S. Emerging Growth Fund, Inc.

Jennison Value Fund

Dryden California Municipal Fund

Dryden Global Total Return Fund, Inc.

Dryden Government Income Fund, Inc.

Dryden Government Securities Trust

Dryden High Yield Fund, Inc.

Dryden Index Series Fund, Inc.

Dryden Municipal Bond Fund

Dryden Municipal Series Fund

Dryden National Municipals Fund, Inc.

Dryden Short-Term Bond Fund, Inc.

Dryden Small Cap Core Equity Fund, Inc.

Dryden Tax-Free Money Fund

Dryden Tax-Managed Funds

Dryden Total Return Bond Fund, Inc.

MoneyMart Assets, Inc.

Prudential Investment Portfolios, Inc.

Prudential World Fund, Inc.

Nicholas-Applegate Fund, Inc.

Strategic Partners Asset Allocation Funds, Inc.

Strategic Partners Mutual Funds, Inc.

Strategic Partners Opportunity Funds

Strategic Partners Real Estate Fund, and

Strategic Partners Style Specific Funds, Inc.

Supplement dated May 24, 2006 to the Prospectus

This supplement amends the Prospectus of each of the funds referenced below and is in addition to any existing supplement to a Fund’s Prospectus.

JennisonDryden Mutual Funds

Jennison 20/20 Focus Fund

Jennison Blend Fund

Jennison Conservative Growth Fund

Jennison Equity Opportunity Fund

Jennison Financial Services Fund

Jennison Global Growth Fund

Jennison Growth Fund

Jennison Health Sciences Fund

Jennison Natural Resources Fund

Jennison Select Growth Portfolio

Jennison Small Company Fund

Jennison Technology Fund

Jennison U.S. Emerging Growth Fund

Jennison Utility Fund

Jennison Value Fund

JennisonDryden Conservative Allocation Fund

JennisonDryden Growth Allocation Fund

JennisonDryden Moderate Allocation Fund

Dryden Active Allocation Fund

Dryden Global Total Return Fund

Dryden Government Income Fund

Dryden High Yield Fund

Dryden International Equity Fund

Dryden Large Cap Core Equity Fund

Dryden National Municipals Fund

California Income Series

California Series

Florida Series

New Jersey Series

New York Series

Pennsylvania Series

Dryden Short-Term Corporate Bond Fund

Dryden Small Cap Core Equity Fund

Dryden Stock Index Fund

Dryden Strategic Value Fund

Dryden Tax-Free Money Fund

Dryden Total Return Bond Fund

Dryden Ultra Short Bond Fund

High Income Series

Insured Series

Money Market Series

MoneyMart Assets

Strategic Partners Mutual Funds

Strategic Partners Balanced Fund

Strategic Partners Capital Growth Fund

Strategic Partners Concentrated Growth Fund

Strategic Partners Conservative Allocation Fund

Strategic Partners Core Value Fund

Strategic Partners Equity Income Fund

Strategic Partners Growth Allocation Fund

Strategic Partners High Yield Bond Fund

Strategic Partners International Growth Fund

Strategic Partners International Value Fund

Strategic Partners Large Cap Value

Strategic Partners Managed OTC Fund

Strategic Partners Mid Cap Growth Fund

Strategic Partners Mid Cap Value Fund

Strategic Partners Moderate Allocation Fund

Strategic Partners Money Market Fund

Strategic Partners New Era Growth

Strategic Partners Real Estate Fund

Strategic Partners Small Cap Growth Fund

Strategic Partners Small Cap Value

Strategic Partners Technology Fund

Strategic Partners Total Return Bond

Nicholas-Applegate Growth Equity Fund

1.  The table captioned “Shareholder Fees” under the caption “Fees and Expenses” is amended by adding the following as the final row in the table:

Shareholder Fees (paid directly from your investment)

	Class A	Class B	Class C	Class R	Class Z	Class I	Class Y
Small balance account fee beginning on or about November 17, 2006	$15	$15	$15	None	None	None	$15

2.  A new second note is added to the “Notes to Fees and Expenses Table,” as follows:

•   Beginning on or about November 17, 2006, if the value of your account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account.  The small balance account fee will also be charged on accounts invested in Class L, M or X shares (these share classes are currently not offered for sale).  Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year.  Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived.  The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts,  (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts.   For more information, see “Purchase, Redemption and Pricing of Fund Shares — Small Balance Account Fee” in the Statement of Additional Information.

3.  The table under the caption  “Share Class Comparison” is amended by deleting the columns headed Class A, Class B and Class C, and replacing them with the following:

	Class A	Class B	Class C
Minimum purchase amount	$1,000	$1,000	$2,500
Minimum purchase amount beginning on or about November 17, 2006	$2,500	$2,500	$2,500
Minimum amount for subsequent purchases	$100	$100	$100
Maximum initial sales charge	5.5% of the public offering price	None	None
Contingent Deferred Sales Charge (CDSC) (as a percentage of the lower of original purchase price or sale proceeds)	1% (on investments of $1 million or more redeemed within 1 year)	5% (Year 1) 4% (Year 2) 3% (Year 3) 2% (Year 4) 1% (Year 5/6) 0% (Year 7)	1% (year 1)
Annual distribution and service (12b-1) fees (shown as a percentage of average daily net assets)	.30 of 1% (.25 of 1% currently)	1%	1%

4.  The first note under the caption  “Notes to Share Class Comparison Table” is deleted and replaced with the following:

•   The minimum initial and subsequent investment requirements do not apply to employee savings plan accounts or payroll deduction plan accounts.   The minimum initial and subsequent investment for purchases made through the Automatic Investment Plan (“AIP”) is $50.   Effective on or about November 17, 2006: (i) the minimum initial investment for retirement accounts and custodial accounts for minors is $1,000, and (ii) subsequent investments through newly-established AIP accounts must be at least $1,200 annually.   Prior thereto, the minimum investment requirements do not apply to certain retirement and custodial accounts for minors.  For more information, see “Additional Shareholder Services.”

5.  The second and third notes under the caption  “Notes to Share Class Comparison Table” are deleted and replaced with the following:

•  Beginning on or about November 17, 2006, if the value of your Class A, Class B, Class C or Class Y account is less than $2,500, the Fund will deduct a $15 annual small balance account fee from your account.  Thereafter, beginning in 2007, the $15 annual small balance account fee will be assessed during the 4th calendar quarter of each year.   Any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived. The $15 small balance account fee will not be charged on: (i) accounts during the first six months from inception of the account, (ii) omnibus accounts, (iii) institutional accounts,  (iv) group retirement plans, and (v) Automatic Investment Plan (“AIP”) accounts or employee savings plan accounts.    For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares — Small Balance Account Fee” in the Statement of Additional Information.

•   For more information about the CDSC and how it is calculated, see “How to Sell Your Shares — Contingent Deferred Sales Charge (CDSC).”

•   Investors who purchase $1 million or more of Class A shares and sell these shares within 12 months of purchase are subject to a 1% CDSC, although they are not subject to an initial sales charge.  The CDSC is waived for purchases by certain retirement or benefit plans.

6.  The following is added immediately following the caption “Qualifying for Class Z Shares”

Institutional Investors.   Various institutional investors may purchase Class Z shares, including corporations, banks, governmental entities, municipalities, and IRS section 501 entities, such as foundations and endowments.  The minimum initial investment for such investors is $10 million.  Institutional investors are responsible for indicating their eligibility to purchase Class Z Shares at the time of purchase.

7.  The section captioned “How to Sell Shares - Small Accounts” is deleted and replaced with the following:

Involuntary Redemption of Small Accounts.   Beginning on or about November 10, 2006, if the value of your account is less than $500 for any reason, we may sell the rest of your shares (without charging any CDSC) and close your account.   We would do this to minimize the Fund’s expenses paid by other shareholders. The involuntary sale provisions do not apply to Automatic Investment Plan (“AIP”) accounts, employee savings plan accounts, payroll deduction plan accounts, or retirement accounts (such as a 401(k) plan, an IRA or other qualified or tax-deferred plan or account).   Prior thereto, if you make a sale that reduces your account value to less than $500, we may sell the rest of your shares (without charging any CDSC) and close your account; this involuntary sale does not apply to shareholders who own their shares as part of a retirement account.   For more information, see “Purchase, Redemption and Pricing of Fund Shares — Involuntary Redemption” in the Statement of Additional Information.   Note that beginning November 17, 2006, if the value of your account is less than $2,500 (with certain exclusions), a $15 annual small balance account fee will be deducted from your account; any applicable CDSC on the shares redeemed to pay the $15 small balance account fee will be waived.  For more information, see “Fees and Expenses” and the table captioned “Shareholder Fees” in this Prospectus, and “Purchase, Redemption and Pricing of Fund Shares — Small Balance Account Fee” in the Statement of Additional Information.

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